Exhibit 99.1

ADVANCED ACCELERATOR APPLICATIONS

Société Anonyme au capital de 8,817,765.70 Euros

Siège Social: 20, rue Diesel – 01630 SAINT GENIS POUILLY

RCS BOURG-EN-BRESSE 441 417 110

Interpretation of the original French text

for the convenience of AAA Shareholders

Agenda of the annual shareholder meeting at May 24, 2017 which takes place at the AAA headquarters at 20 rue Diesel, 01630 Saint Genis Pouilly, France at 9.30 am CET

Ordinary Shareholder Meeting:

-	Presentation of the report on the financial statements of the year ended at December 31, 2016 prepared by the Board of Directors;

-	Reading of the general report prepared by the auditors on the financial statements of AAA S.A. (i.e. the French entity) for the year ended at December 31, 2016;

-	Presentation of the complementary reports prepared by the Board of Directors on the use of the delegations of powers granted in the course of extraordinary shareholder meetings and of the corresponding additional reports of the auditors and a summary on how these delegations of powers were used;

-	Approval of the 2016 annual financial statements of AAA S.A. (i.e. the French entity) and discharge of the Board members;

-	Allocation of the 2016 net result of AAA S.A.;

-	Reading of the Statutory Auditors’ special report on agreements governed by articles L 225-38 and L 225-42 of the French Commercial Code and request for their approval;

-	Reading of the general report of the Statutory Auditors on the consolidated financial statements of AAA for the year ended at December 31, 2016 and request for their approval;

-	Election of Board Members;

-	Determination of the compensation of the Board of Directors for the year 2017;

-	Authorization to conclude all required administrative formalities.

Extraordinary Shareholder Meeting:

-	Delegation of authority to be granted to the Board of Directors to issue detachable warrants with waiver of the preferential right of subscription of shareholders for the benefit of the non-executive members of the Board of Directors;

-	Authorization to conclude all required administrative formalities.

ADVANCED ACCELERATOR APPLICATIONS

Société Anonyme au capital de 8,817,765.70 Euros

Siège Social: 20, rue Diesel – 01630 SAINT GENIS POUILLY

RCS BOURG-EN-BRESSE 441 417 110

Interpretation of the original French text

for the convenience of AAA Shareholders

RESOLUTIONS TO BE TAKEN IN THE COURSE OF THE

ANNUAL SHAREHOLDER MEETING ON MAY 24, 2017

***

RESOLUTIONS TO BE TAKEN IN THE COURSE OF THE ORDINARY SHAREHOLDER MEETING

1st resolution (Approval of the accounts of AAA S.A, i.e. the French entity, of the financial year ended at December 31, 2016 and full discharge of the Board of Directors)

The shareholders of AAA S.A. present in person or by proxy and properly entitled to vote (the, “Assembly”), deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of:

-	The report of the Board of Directors;

-	The report of the Statutory Auditors,

Decides to approve the 2016 accounts, namely the balance sheet, the profit and loss statement and the notes to the financial statements ended at December 31, 2016, as presented together and showing a net profit of 9,218,472 Euros, and the transactions recorded therein and summarized in these reports.

Furthermore, the Assembly, in application of Article 223 quarter of the French General Tax code, also takes note that no costs and expenses that are not deductible as per article 39-4 of the same code were realized.

Therefore, the Assembly gives full discharge to all the Board Members regarding the financial year 2016.

2nd resolution (Allocation of the 2016 net result of AAA S.A.)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposal of the Board of Directors to allocate the net profit of 9,218,472 Euros of the financial year 2016 as follows:

Legal reserve on 31.12.2016	375,751 Euros
Accumulate deficit on 31.12.2016	-15,557,522 Euros
Financial result 31.12.2016	9,218,472 Euros
Allocation of Financial result to legal reserve:
To legal reserve	375,751 Euros
To Accumulated deficit	-6,339,050 Euros
Total	-5,963,299 Euros

The Assembly also takes note that no dividends have been paid in the previous three financial years.

3rd resolution (Reading of the Statutory Auditors’ special report on agreements governed by articles L 225-38 and L 225-42 of the Commercial Code and request for their approval)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of the special report of the Statutory Auditors on the use of the conventions as indicated in article L 225-38 and subsequent of the French Commercial code and L 225-42 alinéa 4 of the French Commercial code,

Decides to approve the conclusions of the said report and the related agreements referred to therein.

4th resolution (Reading of the general report of the Statutory Auditors on the consolidated AAA accounts of the financial year ended at December 31, 2016 and request for their approval)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of the general report of the Statutory Auditors on the consolidated accounts 2016

Decides to approve the consolidated accounts as presented and which show a net loss of 25,294,267 Euros.

5th resolution (Reelection of Board Members – Stefano Buono)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Stefano Buono for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2017.

6th resolution (Reelection of Board Members – Claudio Costamagna)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Claudio Costamagna for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2017.

7th resolution (Reelection of Board Members – Kapil Dhingra)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Kapil Dhingra for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2017.

8th resolution (Reelection of Board Members – Steven Gannon)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Steven Gannon for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2017.

9th resolution (Reelection of Board Members – Christian Merle)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Christian Merle for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2017.

10th resolution (Reelection of Board Members – François Nader)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member François Nader for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2017.

11th resolution (Reelection of Board Members – Leopoldo Zambeletti)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Leopoldo Zambeletti for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2017.

12th resolution (Election of Board Members – Christine Mikail Cvijic)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to elect as a Board Member Christine Mikail Cvijic for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2017.

13th resolution (Determination of the overall compensation of the Board of Directors)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves a total compensation in the form of attendance fees (“jeton de presence”) of 745,000 Euros for the financial year 2017, to be shared by Board Members who are not part of AAA Management.

14th resolution (Authorization to conclude all required administrative formalities)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings authorizes the Board or Management to do all this is legally necessary to have the above resolutions correctly registered.

The Board of Directors recommends adoption of all resolutions proposed to the ordinary shareholder meeting.

RESOLUTIONS TO BE TAKEN IN THE COURSE OF THE EXTRAORDINARY SHAREHOLDER MEETING

1st resolution (Delegation of authority to be granted to the Board of Directors to issue detachable warrants with cancellation of the preferential right of subscription of shareholders for the benefit of the non-executive members of the Board of Directors)

The Assembly, voting under the quorum and majority conditions required for extraordinary shareholder meetings, after having heard (i) the report of the Company's Board of Directors and (ii) the statutory auditor's special report of the Company,

In accordance with articles L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial Code:

Delegates authority to the Board of Directors to issue, in one or more times, a maximum amount of 175,000 detachable warrants which give the right to subscribe to a maximum number of 175,000 of the Company’s shares, equivalent to 0.2% of the Company’s share capital at the present date of this shareholder meeting; this limit shall be increased by the number of shares required, in case of adjustments, to preserve the rights of holders as per article L.228-99 of the French Commercial Code.

Decides that each warrant issued pursuant to this delegation shall give entitlement to subscribe to one (1) Company share with a par value of 0.10 Euro during the exercise period which will be set by the Board of Directors at the time of granting of the warrants and in a manner authorized by law and regulations.

Decides that (i) the subscription price of each warrant shall be determined by the Board of Directors on the date of each issuance of said warrant according to the fair market value of the Company’s shares at such date and that (ii) each warrant shall give right for its holder to subscribe to one (1) Company share on payment of the subscription price by its holder as set by the Board of Directors at the date of issuance of said warrant as follows: The subscription price per share shall not be lower than the average closing price of the last thirty (30) trading days immediately before the grant date.

Decides that the warrants must be exercised within a period of three years from their issuance and that they will lose all validity after this date. However the Board of Directors may shorten this deadline for beneficiaries residing in specific countries wherever such a measure is required to comply with local statutes.

Decides to waive shareholders’ preferential subscription right and to reserve the entire warrants’ subscription to the benefit of a determined category of persons meeting specified characteristics within the meaning of article L. 225-138 of the French Commercial Code, that is to say persons who, at the date of issuance, are non-executive members of the Board of Directors.

Decides that the new shares subscribed by the exercise of warrants shall be subscribed in cash and shall be fully paid-up on their subscription.

Decides that if the subscriptions do not absorb an entire warrant issue, the Board of Directors may either limit the amount of the issue to the amount of subscriptions, or freely share among the beneficiaries all or part of the unsubscribed warrants.

Notes that this decision implies, by law, to the benefit of the owners of these warrants, an express waiver by shareholders of their preferential right of subscription to the shares which will be issued when said warrants are exercised. The capital increase resulting from the exercise of warrants shall be definitively completed by the mere declaration that the warrants have been exercised, accompanied by the subscription form and payment of the subscription price.

Decides that in case of issuance these shares shall be subject to all legal provisions applicable to ordinary shares and shall be granted the same rights as existing shares from the date on which the capital increase is performed.

Sets at eighteen (18) months, from the date of this Extraordinary Shareholder Meeting, the duration of this delegation.

Grants all powers to the Board of Directors for the purposes of implementing this delegation and in particular:

to fix the list of beneficiaries of the warrant within the category of persons defined above, the number of warrants to allocate to each of them and the corresponding number of shares to which such warrants shall give entitlement, the issue price of warrants and the subscription price of the shares to which the warrants give entitlement in the conditions provided above, the conditions and time limits of subscription and exercise of warrants, their adjustment procedures and, more generally, all the terms and conditions of their issuance and their exercise;

to fix the adjustments necessary to preserve the rights of the holders of securities given access to the Company’s share capital, in compliance with applicable contracts (if any);

to record the completion of the capital increase resulting from the exercise of warrants;

at its sole initiative, to allocate the costs of capital increases on the resulting capital reserves and to deduct from this amount what is necessary to bring the legal reserve to one tenth of the new capital after every increase;

to inform the beneficiaries of warrants, to collect subscriptions and the payments for the newly issued shares when the warrants are exercised, to record the corresponding capital increases and, generally, to take all appropriate measures, and to carry out any amendments of the articles of Association and all other required formalities;

Acknowledge that, as from this date, this delegation of authority deprives of any effect any previous delegation with the same purpose;

Recalls, that in accordance with articles L. 225-129-5 and R. 225-116 of the French Commercial Code, the Board of Directors shall establish, within a period of fifteen (15) days following every use of this delegation of authority, a supplementary report certified by the statutory auditors, describing the final conditions of the operation. This report will then be made available at the next general shareholder meeting.

2nd resolution (Authorization to conclude all required administrative formalities)

The General Meeting, acting in accordance with the quorum and majority requirements for Extraordinary General Meetings decides to give all powers to any person bearer of a copy of the present, or an abstract to carry out all formalities legally necessary to have the above resolutions correctly registered.

The Board of Directors recommends adoption of all resolutions proposed to the extraordinary shareholder meeting.